EVCARCO, INC.
7703 Sand St
Fort Worth, TX 76118
(817)595-0710 / (817)595-0755 Fax

Ms. Julie Bell	May 28, 2009
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Mail Stop 3561
Washington, DC 20549

Re:	EVCARCO, Inc. Registration Statement on Form S-1 Amendment 3 Filed May 15, 2009 File No. 333-158293

Dear Ms. Bell

             Evcarco,Inc. (“ Evcarco,” the “Company”) responds as follows to the Staff’s comments dated May 12, 2009 relating to the above-captioned registration statement. Captions and sections heading herein will correspond to those set forth in Amendment No. 2 to the Registration Statement, a copy which has been marked with the changes from Amendment No. 2.

General

1.
Please consider the financial statement updating requirements as set forth in Rule 8-08 of Regulation S-X. In this regard, we note the filing includes audited financial statements for the period from inception on October 14, 2008 through the fiscal year ended December 31, 2008. Please amend the Registration Statement on Form S-1 to also include updated interim financial statements ( and related MD&A and other financial information) for the quarter ended March 31, 2009. Such interim financial statements may be unaudited.

        Response to comment#1:    We have updated and included the financial statements ended March 31, 2009 into the S-1 Registration Statement.

2.
Further, we note the disclosure in Note 2 on page F- 7 of the audited financial statements that you have “elected a November 30th year-end.” As this date appears to contradict with disclosure elsewhere throughout the filing that you have a December 31 fiscal year-end, please revise to clarify your fiscal year end or advise as to the discrepancy. We may have further comment after review of your response.

Ms. Julie Bell
Securities and Exchange Commission

Response to comment #2:   This was a typographical error, which we have amended to December 31 fiscal year-end, which will correspond with disclosure elsewhere throughout the Registration Statement.

Exhibits
General

3.
We note your response to prior comment 5. Please refile with the next amendment each of the agreements with Electric City Motors North America and Ronn Motor Company as well as the Evidence of Franchise so that the exhibit number reflected in Edgar matches the exhibit number that is reflected in the Exhibit Index.

Response to Comment # 3:   We have included in this amendment the, Electric City Motors North America agreement exhibit numbered 10.1, Ronn Motor Company agreement exhibit numbered 10.2 and the ZENN Evidence of Franchise exhibit numbered 10.3

Exhibit 10.4

4.
We note your response to our prior comment 7. This agreement refers to several schedules, including Schedules A through D and Schedule F. We could not locate these schedules. Please refile this agreement to include all schedules to this agreement. All exhibits must be filed in full and include all attachment and exhibits.

Response to comment # 4:  We have included all schedules of the agreement  of exhibit 10.4 to include Schedules A through D and Schedule F in this amendment to the Registration Statement.

The Company acknowledges that:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing:
•
The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of this disclosure in the filing: and

•	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.
*****************

Ms. Julie Bell
Securities and Exchange Commission

Evcarco trust that the foregoing is responsive to the Staff’s comments. Please do not hesitate to contact Dale Long CEO/President EVCARCO,INC. at (877)-693-8227 or William D. O’Neal at The O’Neal Law Firm. P.C, at (480) 812-5058 if you have any questions

   Very truly yours,

/s/ Dale Long

Dale Long CEO/President

cc: Bill O’Neal
      The O’Neal Law Firm, P.C.